Mail Stop 3720

      							March 16, 2006

Via U.S. Mail and Fax
Mr. David Shorey
Chief Financial Officer
Cell Wireless Corporation
4625 East Broadway, Suite 203
Tucson, AZ  85711

	RE:	Cell Wireless Corporation
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed June 6, 2005
Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
2005, September 30, 2005
		File No. 0-49849

Dear Mr. Shorey:

      We have reviewed your Form 8-K/A filed on January 12, 2006 and have the following comments. As noted in our comment letter dated July 20, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 8-K/ A filed January 12, 2006

Note 4.  Subsequent Events:  Reverse Merger with 1Cellnet, LLC
Assets, page 8

1. We note that Mr. Peppitoni received 1,000,000 additional warrants to acquire Cell wireless common stock at $0.30 per share. On page 7, you also discuss another warrant to acquire 1,000,000 shares of Cell
Wireless common stock with an exercise price of $1.00 per share. Tell us who issued these warrants. Were these previously outstanding or issued during the acquisition? Do these warrants have any registration rights? What was the accounting treatment?

Note 4.  Adjustments To Proforma Financial Statements, page 9

2. We note that $3.9 million of liabilities remained the responsibilities of the Seller, 1Cellnet LLC. Since you indicate that the State of Delaware cancelled the Company`s charter, tell us whether the creditors have raised any claims against Cell
Wireless.
Could Cell Wireless have a contingent liability as it has acquired all the assets and intellectual property of 1Cellnet LLC?

Combined Statement of Operations, page 15

3. Tell us and also please disclose how interest earned for the year was $19,074 considering average cash balance was only $85,671.

Note A - Summary of Accounting Policies
Revenue recognition, page 19

4. It is unclear what you mean by forward purchase of specified amount of airtime by customers. Are you a reseller of airtime? Are you a wireless service provider?

5. Your revenue recognition policy states that connection fees are recognized as revenue upon initial signing of contract with customers. Tell us which guidance you used to conclude that recognition upon the initial signing of contract is appropriate.

	Note D - Accounts Payable and Accrued Expenses

6. Tell us where you recorded the expense relating to the reserve for credit card charge backs. Also, tell us whether you recognized revenue on the amounts related to the reserve. If so, tell us how you concluded that you met the criteria for revenue recognition Refer to SAB 101 as amended by SAB 104.

*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Ivette Leon,
Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. David Shorey
Cell Wireless Corporation
March 16, 2006
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE